FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month(s) of  October 2004

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 800 - 409 Granville Street, Vancouver BC, V6C 1T2, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F   X

        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2003

   "R. Michael Jones"

R. MICHAEL JONES

President, CEO

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.         REPORTING ISSUER

PLATINUM GROUP METALS LTD.

800 - 409 Granville Street Vancouver BC, V6C 1T2

Telephone: (604) 899-5450     Facsimile:(604) 484-4710

ITEM 2.       Date of Material Change

September 28, 2004

ITEM 3.            PRESS RELEASE

The Issuer issued a press release at Vancouver, BC dated September 28, 2004 to the TSX-VE

ITEM 4.            SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd continues to expand its property portfolio in Canada and South Africa focused on Platinum Group Elements ("PGEs"). The Company's most recent acquisitions of two properties includes the Seagull Intrusion near Thunder Bay, Ontario. The Seagull Intrusion is located 52 km southeast of the Lac Des Iles Mine, Canada's only primary producing PGE mine.

ITEM 5.             FULL DESCRIPTION OF MATERIAL CHANGE

See News Release dated September 28, 2004.

ITEM 6.            RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)

N/A

ITEM 7.           OMITTED INFORMATION   N/A

ITEM 8.              SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9.             STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 5th day of October, 2004.

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Michael Jones, President & CEO

Platinum Group Metals Ltd.

MATERIAL CHANGE REPORT

800 - 409 Granville Street, Vancouver BC, V6C 1T2

Platinum Group Metals Ltd.

Suite 800 - 409 Granville Street, Vancouver BC, V6C 1T2

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	TSX-V: PTM; OTCBB: PTMQF SEC Form 20F, File No. 0-30306
No. 04-90	News Release	SEPTEMBER 28, 2004

CANADA AND SOUTH AFRICA EXPLORATION UPDATE

New Acquisitions

Platinum Group Metals Ltd. (TSX-V: PTM) continues to expand its property portfolio in Canada and South Africa focused on Platinum Group Elements ("PGEs"). The Company's most recent acquisitions of two properties includes the Seagull Intrusion near Thunder Bay, Ontario. Work at Seagull in May 2004 by Canadian Golden Dragon Resources Ltd. (CGG- TSXV), East West Resource Corporation (EWR-TSXV) and the Ontario Geological Survey identified layers or reefs similar in style to the layers from the Bushveld Complex in South Africa. The Bushveld Complex produces most of the world's platinum. The Seagull Intrusion is located 52 km southeast of the Lac Des Iles Mine, Canada's only primary producing PGE mine.

"We feel that the Seagull discovery, with its identified layers or reefs similar in style to those found in the Bushveld Complex in South Africa, is one of the best new targets in North America for a platinum group element bearing reef system and one of the more interesting exploration targets on a global scale", said R. Michael Jones, President of Platinum Group Metals Ltd.

PTM has experience exploring both in the Thunder Bay, Canada region and on the platinum producing UG2 and Merensky reefs in South Africa. PTM's experience will have direct application to the detailed sampling and exploration techniques required to evaluate the Seagull Intrusion. Detailed sampling of the newly identified reef horizons within existing core where these horizons were not previously sampled or were sampled over broad intervals will start immediately.  Drilling at Seagull with 1,000 metre step outs from the known intercepts is expected to commence by the end of October.

PTM acquired an option to earn a 70% interest in the Seagull Property from 50/50 property owners Canadian Golden Dragon Resources Ltd. (CGG-TSXV) and East West Resources Ltd. (EWR-TSXV). PTM has also acquired an option to earn a 100% interest in a property hosting the Moss Lake Intrusion from a local prospector.  Both the Seagull and Moss Lake Intrusions are located in the Nipigon area of Ontario near Thunder Bay.

Resampling of previously drilled holes has led to the discovery of platinum group elements ("PGEs") in two layers or reefs within the Seagull Intrusion including intercepts of 4.10 g/t 5 PGE +Au over 3 metres and 3.98 g/t 5 PGE+Au over 4 metres in hole WM01-08.  Compared to the palladium dominant, cross cutting breccia style mineralization found at Lac Des Iles, the Seagull mineralization is younger, significantly higher in platinum, nickel, copper and other rare PGEs and exhibits true reef type continuity.

The Upper and Lower reef horizons within the Seagull Intrusion were discovered recently during a detailed review and sampling of drill core from the Seagull Intrusion by the Ontario Geological Survey. Initial exploration of the Intrusion had targeted a contact PGE-base metal zone at the base of the intrusion. Due Diligence sampling by PTM has confirmed and extended the two shallowly dipping reef horizons to over 700 metres in an east-west direction and 250 metres in a north-south direction. The reefs are open for potential expansion throughout the 10 km diameter of the Seagull Intrusion. Pt:Pd ratios from the mineralized reefs are close to 1:1.

When cut to two metre intervals the Seagull Reef horizons compare favourably (at 4.81 g/t 5E +Au for the Upper horizon and 4.68 g/t 5E +Au for the Lower Horizon) with the famous Merensky and UG2 reefs of South Africa that are mined over a 1 metre thickness at 4 to 5 g/t PGE's.  The Seagull Reefs also contain significant copper and nickel values (including 0.66% Cu, 0.37% Ni and 0.62% Cu, 0.37% Ni for the upper and lower intercepts above) and extraordinary results on a global basis for the rarer PGEs osmium and iridium. (See the table, section and plan maps at www.platinumgroupmetals.net for details).  In addition to the Upper and Lower reefs other PGE-bearing horizons have been identified within the Seagull Intrusion and will be the target of additional exploration.

Platinum Group Metals Ltd

September 27, 2004

Detailed Terms of the Option Agreements

The Seagull Property is optioned from East West Resource Corporation and Canadian Golden Dragon Resources Ltd.  PTM can earn an initial 50% property interest by completing certain exploration expenditures and cash payments over 5 years. Cumulative exploration expenditures required are $500,000 within 12 months from the date of the option agreement, $1.5 million within 24 months, $3.0 million within 36 months, $5.0 million within 48 months, and a cumulative total of $7.5 million within 60 months from the date of the option agreement.  The initial $250,000 in work is a firm commitment. PTM can earn an additional 10% property interest by completing a bankable feasibility study for the property and may then earn a further 10% property interest by providing or arranging production financing. Required cash payments to the vendors are an initial $75,000 within 30 days of the agreement (paid), $75,000 within year one, $125,000 within year two, $125,000 within year three, $150,000 within year four, and $200,000 within year five for an aggregate total of $750,000. The property is subject to underlying NSR Royalties of 2.4% from which PTM may buy-back 1.4% for $2.0 million.

PTM has also optioned a 100% property interest in the Moss Lake property for optional cash payments of $85,000 over 3 years ($10,000 paid) and optional share payments of 40,000 common shares over 3 years.  The property is subject to an underlying 3% NSR Royalty, from which PTM may buy-back 2.0% at a price of $500,000 per one-half percentage point bought back.

Other News

War Springs - Northern Limb, Bushveld Complex, South Africa: Drilling at the War Springs Property is continuing with 2 drill rigs. A total of 2,850 metres has been drilled in 8 holes to date, of which 2 are currently in progress.  Assays are pending from all holes.

Tweespalk - Northern Limb, Bushveld Complex South Africa: Assay results from holes TW 5, 6 and 7 identified the reef horizon from previous drilling but did not return economic values. The results to date are being compiled to determine if further drilling is warranted on Tweespalk.

Onderstepoort - Western Limb, Bushveld Complex South Africa: Surface exploration is underway in preparation for drilling later this fall.

Lakemount, Wawa Ontario – Canada: Seven holes totaling 1,608 metres were recently completed in Phase 3 drilling on the Lakemount Project (23 holes now competed by PTM). All seven of the holes intersected mineralization similar to that intersected in the earlier phases of drilling. One of the recent holes intersected mineralization that may be proximal to the source or feeder of the intrusion making it a high priority for follow-up. Assays are pending on these latest holes and are expected shortly.

About Platinum Group Metals Ltd.- PTM-TSXV

PTM was founded in 2000 with a vision of tight markets for platinum and palladium and associated metals by 2005. The Company is based in Vancouver Canada with an office in Johannesburg South Africa. The Company sees additional opportunity in South Africa as a result of the new initiatives of the government to encourage active mineral rights and black economic empowerment through new mining law and charter that will come into full effect in May 2005.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

President and Director

For further information on behalf of Platinum Group Metals Ltd. contact:
R. Michael Jones, President (604) 899-5450 Platinum Group Metals Ltd.	John Foulkes, Manager, Investor Relations	Larry Roth (732) 792-2200 Roth Investor Relations

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 800 - 409 Granville Street, Vancouver BC, Canada, V6C 1T2 or from the SEC: 1(800) SEC-0330.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 800 - 409 Granville Street, Vancouver BC, Canada, V6C 1T2 or from the SEC: 1(800) SEC-0330.